Exhibit 99.1

GDS Reports

First Quarter 2022 Results

GDS Holdings Limited Reports First Quarter 2022 Results

Shanghai, China, May 19, 2022 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Net revenue increased by 31.5% year-over-year (“Y-o-Y”) to RMB2,243.6 million (US$353.9 million) in the first quarter of 2022 (1Q2021: RMB1,706.0 million).

•	Service revenue increased by 31.6% Y-o-Y to RMB2,243.5 million (US$353.9 million) in the first quarter of 2022 (1Q2021: RMB1,704.5 million).

•	Net loss was RMB373.3 million (US$58.9 million) in the first quarter of 2022, compared with a net loss of RMB278.7 million in the first quarter of 2021.

•	Adjusted EBITDA (non-GAAP) increased by 28.5% Y-o-Y to RMB1,051.2 million (US$165.8 million) in the first quarter of 2022 (1Q2021: RMB817.9 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) decreased to 46.9% in the first quarter of 2022 (1Q2021: 47.9%).

Operating Highlights1

•	Total area committed and pre-committed by customers increased by 18,188 square meters (“sqm”) in the first quarter of 2022, to reach 575,009 sqm as of March 31, 2022, an increase of 24.5% Y-o-Y (March 31, 2021: 461,823 sqm).

•	Area in service increased by 4,461 sqm in the first quarter of 2022, to reach 492,344 sqm as of March 31, 2022, an increase of 36.6% Y-o-Y (March 31, 2021: 360,542 sqm).

•	Commitment rate for area in service was 95.3% as of March 31, 2022 (March 31, 2021: 95.0%).

1 From the third quarter of 2021, the Company has revised its historical operating metrics to include all Build-Operate-Transfer (“B-O-T”) data centers, including B-O-T joint venture data centers.

•	Area under construction was 168,128 sqm as of March 31, 2022 (March 31, 2021: 170,149 sqm).

•	Pre-commitment rate for area under construction was 63.1% as of March 31, 2022 (March 31, 2021: 70.0%).

•	Area utilized by customers increased by 12,545 sqm in the first quarter of 2022, to reach 332,019 sqm as of March 31, 2022, an increase of 32.2% Y-o-Y (March 31, 2021: 251,063 sqm).

•	Utilization rate for area in service was 67.4% as of March 31, 2022 (March 31, 2021: 69.6%).

“We kicked off 2022 with a solid first quarter,” said Mr.William Huang, Chairman and Chief Executive Officer. “During the first quarter, we secured over 18,000 sqm of new bookings and further cemented our leading position in China’s Tier 1 markets through both organic and acquisition-driven growth. In addition, we progressed our regionalization plan to deepen our presence in Southeast Asia through our partnership with YTL for green data center campus development in Malaysia, creating a unique platform with access to renewable energy in this emerging digital region.”

“We maintained a steady financial performance in the first quarter, achieving a revenue increase of 31.5% and Adjusted EBITDA growth of 28.5% year-over-year, ” commented Mr. Dan Newman, Chief Financial Officer. “Our Adjusted EBITDA margin was 46.9% compared with 47.0% last quarter. Additionally, we raised US$620 million during the first quarter through a private convertible senior note and obtained debt financing and refinancing facilities of around US$532 million to continue building our capital base to support future business growth.”

First Quarter 2022 Financial Results

Net revenue in the first quarter of 2022 was RMB2,243.6 million (US$353.9 million), a 31.5% increase over the first quarter of 2021 of RMB1,706.0 million and a 2.6% increase over the fourth quarter of 2021 of RMB2,187.4 million. Service revenue in the first quarter of 2022 was RMB2,243.5 million (US$353.9 million), a 31.6% increase over the first quarter of 2021 of RMB1,704.5 million and a 2.6% increase over the fourth quarter of 2021 of RMB2,185.9 million. The increase over the previous quarter was mainly due to the full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 12,545 sqm of net additional area utilized in the first quarter of 2022, mainly related to the Beijing 8 (“BJ8”), Langfang 3 (“LF3”), Langfang 10 (“LF10”) and Nantong 3 (“NT3”) data centers.

Cost of revenue in the first quarter of 2022 was RMB1,757.2 million (US$277.2 million), a 34.2% increase over the first quarter of 2021 of RMB1,309.1 million and a 3.4% increase over the fourth quarter of 2021 of RMB1,700.1 million. The increase over the previous quarter was mainly due to an increase in utility cost as a result of higher power consumption due to higher area utilized and higher power tariffs following the power market reform initiated during the previous quarter, and an increase in depreciation and amortization cost related to the full quarter contribution from new data centers coming into service in the previous quarter, as well as new data centers coming into service in the first quarter of 2022, namely Changshu 2 (“CS2”) Phase 2 and Wuhan 1 (“WH1”) Phase 1 (through acquisition) data centers.

Gross profit was RMB486.4 million (US$76.7 million) in the first quarter of 2022, a 22.6% increase over the first quarter of 2021 of RMB396.9 million, and a 0.2% decrease over the fourth quarter of 2021 of RMB487.3 million. The slight decrease over the previous quarter was mainly due to higher power tariffs leading to higher utility cost as a result of the power market reform initiated during the previous quarter, and higher depreciation and amortization cost related to new data centers coming into service during the fourth quarter of 2021 and the first quarter of 2022.

Gross profit margin was 21.7% in the first quarter of 2022, compared with 23.3% in the first quarter of 2021, and 22.3% in the fourth quarter of 2021. The decrease over the previous quarter was mainly due to higher power tariffs as a result of the power market reform initiated during the previous quarter, and higher depreciation and amortization cost related to new data centers coming into service during the fourth quarter of 2021 and the first quarter of 2022.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,174.6 million (US$185.3 million) in the first quarter of 2022, a 26.6% increase over the first quarter of 2021 of RMB928.0 million and a 2.3% increase over the fourth quarter of 2021 of RMB1,148.4 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 52.4% in the first quarter of 2022, compared with 54.4% in the first quarter of 2021, and 52.5% in the fourth quarter of 2021. The Adjusted GP margin stayed at a similar level as the previous quarter, which is an outcome of higher power tariffs leading to higher utility cost partially offset by a decrease of other cash costs in cost of revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB13.0 million (US$2.0 million), were RMB28.6 million (US$4.5 million) in the first quarter of 2022, a 40.2% increase from the first quarter of 2021 of RMB20.4 million (excluding share-based compensation of RMB15.3 million) and a 3.8% decrease from the fourth quarter of 2021 of RMB29.7 million (excluding share-based compensation of RMB12.4 million). The decrease over the previous quarter was primarily due to a decrease in marketing activities during the Chinese New Year season.

General and administrative expenses, excluding share-based compensation expenses of RMB52.6 million (US$8.3 million), depreciation and amortization expenses of RMB121.1 million (US$19.1 million) and operating lease cost relating to prepaid land use rights of RMB20.7 million (US$3.3 million), were RMB105.3 million (US$16.6 million) in the first quarter of 2022, a 4.2% increase over the first quarter of 2021 of RMB101.1 million (excluding share-based compensation expenses of RMB59.7 million, depreciation and amortization expenses of RMB62.1 million and operating lease cost relating to prepaid land use rights of RMB8.2 million) and a 9.4% decrease from the fourth quarter of 2021 of RMB116.2 million (excluding share-based compensation of RMB50.8 million, depreciation and amortization expenses of RMB104.5 million, and operating lease cost relating to prepaid land use rights of RMB9.3 million). The decrease over the previous quarter was mainly due to a lower level of professional fees related to acquisitions.

Research and development costs were RMB9.8 million (US$1.5 million) in the first quarter of 2022, compared with RMB9.3 million in the first quarter 2021 and RMB12.4 million in the fourth quarter of 2021.

Net interest expenses for the first quarter of 2022 were RMB453.5 million (US$71.5 million), a 26.8% increase over the first quarter of 2021 of RMB357.7 million and a 2.4% increase over the fourth quarter of 2021 of RMB442.8 million. The increase over the previous quarter was mainly due to higher interest expenses on increased total gross debt balance to finance data center capacity expansion.

Foreign currency exchange loss for the first quarter of 2022 was RMB4.7 million (US$0.7 million), compared with a gain of RMB1.2 million in the first quarter of 2021 and a loss of RMB3.9 million in the fourth quarter of 2021.

Others, net for the first quarter of 2022 was RMB21.5 million (US$3.4 million), compared with RMB16.3 million in the first quarter of 2021 and RMB37.2 million in the fourth quarter of 2021.

Net loss in the first quarter of 2022 was RMB373.3 million (US$58.9 million), compared with a net loss of RMB278.7 million in the first quarter of 2021 and a net loss of RMB312.9 million in the fourth quarter of 2021.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB1,051.2 million (US$165.8 million) in the first quarter of 2022, a 28.5% increase over the first quarter of 2021 of RMB817.9 million and a 2.3% increase over the fourth quarter of 2021 of RMB1,027.4 million.

Adjusted EBITDA margin (non-GAAP) was 46.9% in the first quarter of 2022, compared with 47.9% in the first quarter of 2021, and 47.0% in the fourth quarter of 2021. The slight decrease over the previous quarter was mainly due to higher power tariffs leading to higher utility cost partially offset by a lower level of corporate expenses during the quarter.

Basic and diluted loss per ordinary share in the first quarter of 2022 was RMB0.39 (US$0.06), compared with RMB0.21 in the first quarter of 2021, and RMB0.24 in the fourth quarter of 2021.

Basic and diluted loss per American Depositary Share (“ADS”) in the first quarter of 2022 was RMB3.15 (US$0.50), compared with RMB1.66 in the first quarter of 2021, and RMB1.92 in the fourth quarter of 2021. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the first quarter of 2022 was 575,009 sqm, compared with 461,823 sqm at the end of the first quarter of 2021 and 556,822 sqm at the end of the fourth quarter of 2021, an increase of 24.5% Y-o-Y and 3.3% quarter-over-quarter (“Q-o-Q”), respectively. In the first quarter of 2022, net additional total area committed was 18,188 sqm, including significant contributions from the Shanghai 18 (“SH18”) Phase 1, Beijing 14 (“BJ14”) Phase 1, Beijing 21 (“BJ21”) and Beijing 22 (“BJ22”) data centers.

Data Center Resources

Area in service at the end of the first quarter of 2022 was 492,344 sqm, compared with 360,542 sqm at the end of the first quarter of 2021 and 487,883 sqm at the end of the fourth quarter of 2021, an increase of 36.6% Y-o-Y and 0.9% Q-o-Q. In the first quarter of 2022, CS2 Phase 2 and WH1 Phase 1 (through acquisition) data centers came into service.

Area under construction at the end of the first quarter of 2022 was 168,128 sqm, compared with 170,149 sqm at the end of the first quarter of 2021 and 161,515 sqm at the end of the fourth quarter of 2021, a decrease of 1.2% Y-o-Y and an increase of 4.1% Q-o-Q, respectively. In the first quarter of 2022, construction commenced on the SH18 Phase 1 and WH1 Phase 2 data centers.

•	SH18 Phase 1 is the first phase of SH18 data center at the same site as our Shanghai 16 and Shanghai 17 data centers in the Minhang District of Shanghai. SH18 Phase 1 will yield a net floor area of 6,680 sqm and is 67.5% pre-committed. It is expected to come into service in the second half of 2022.

•	WH1 Phase 2 is the second and final phase of WH1 data center which the Company completed the acquisition of during the first quarter of 2022. WH1 Phase 2 will yield a net floor area of 2,800 and is expected to come into service in the first half of 2023.

Commitment rate for area in service was 95.3% at the end of the first quarter of 2022, compared with 95.0% at the end of the first quarter of 2021 and 93.8% at the end of the fourth quarter of 2021. Pre-commitment rate for area under construction was 63.1% at the end of the first quarter of 2022, compared with 70.0% at the end of the first quarter of 2021 and 61.3% at the end of the fourth quarter of 2021.

Area utilized at the end of the first quarter of 2022 was 332,019 sqm, compared with 251,063 sqm at the end of the first quarter of 2021 and 319,475 sqm at the end of the fourth quarter of 2021, an increase of 32.2% Y-o-Y and 3.9% Q-o-Q. Net additional area utilized was 12,545 sqm in the first quarter of 2022, which mainly came from additional area utilized in the BJ8, LF3, LF10 and NT3 data centers.

Utilization rate for area in service was 67.4% at the end of the first quarter of 2022, compared with 69.6% at the end of the first quarter of 2021 and 65.5% at the end of the fourth quarter of 2021.

During the first quarter of 2022, the Company completed its previously announced acquisition of 100% equity interest in target companies which are developing a data center site in Wuhan, Hubei Province, containing two data centers, WH1 and Wuhan 2 (“WH2”). The two data centers will yield an aggregate net floor area of approximately 8,400 sqm once fully developed. WH1 Phase 1, with a net floor area of 1,400 sqm, is currently in service and 100% committed. WH1 Phase 2, with a net floor area of 2,800 sqm, is currently under construction. WH2, with a potential net floor area of 4,200 sqm, is currently held for future development.

During the first quarter of 2022, the Company completed its previously announced acquisition of a greenfield site in the Nusajaya Tech Park, Johor, Malaysia, immediately adjacent to Singapore. The Company intends to develop the site into a data center campus comprising a total net floor area of approximately 18,000 sqm, or 54 MW of total IT power capacity, according to the initial design. The first phase of the development, with an IT power capacity of 18 MW, is expected to be delivered in 2024.

During the first quarter of 2022, the Company completed its previously announced acquisition of a greenfield site in the Nongsa Digital Park, located in Batam, Indonesia, approximately 25 km from Singapore. The Company plans to construct two new data center buildings on the site, comprising a total net floor area of approximately 10,000 sqm or 28 MW of total IT power capacity. The Company expects to secure a supply of renewable energy to support the data center site. The development of a data center campus in Nongsa Digital Park will complement the Company’s existing project in the Nusajaya Tech Park, Johor, Malaysia forming a strong core for its “Singapore Plus” strategy in the region.

During the first quarter of 2022, the Company completed its previously announced acquisition of a majority equity interest in a target company which owns greenfield land in the Xianghe County of Langfang in Hebei Province, namely Xianghe Land Site 1. The target company has already obtained required energy quota and other approvals for data center development on the site. Approximately 10 km to the east of Tongzhou District of Beijing, the site is well located to serve the Beijing market. Xianghe Land Site 1 has a land area of approximately 65,000 sqm and, once fully developed, it will yield a net floor area of approximately 30,000 sqm. It is currently held for future development. The Company will subsequently acquire all the remaining minority equity interest in the target company when certain conditions are met.

During the first quarter of 2022, as previously announced, the Company entered into a definitive agreement for the lease of a purpose-built building shell (currently under construction by the landlord) in Hong Kong which will house our Hong Kong 3 (“HK3”) data center. HK3 is located in West Kowloon, approximately 3 km from the Company’s existing Hong Kong 1 (“HK1”), Hong Kong 2 (“HK2”) and Hong Kong 4 (“HK4”) data center cluster in the Kwai Chung area. HK3 will yield a net floor area of 7,265 sqm. It is expected to be delivered in the second half of 2024, ensuring that we will have continuous new capacity across four purpose-built data centers coming into service in Hong Kong through 2022 to 2025.

On March 8, 2022 the Company closed its previously announced sale of US$620 million in aggregate principal amount of 0.25% convertible senior notes due 2029 (the “Notes”) to Sequoia China Infrastructure Fund I (“SCIF”), ST Telemedia Global Data Centres (“STT GDC”), and an Asian sovereign wealth fund which has a strategic relationship with GDS (collectively, the “Investors”). In conjunction with SCIF’s investment in the Notes, GDS and Sequoia Capital China (together with its affiliates, “Sequoia China”) have entered into a Strategic Cooperation Agreement pursuant to which GDS and Sequoia China will identify and pursue collaborative opportunities for business synergies between GDS and Sequoia China; the development and implementation of GDS’s regionalization strategy; and strategic acquisitions and investments in the internet data center business in China and overseas.

Liquidity

As of March 31, 2022, cash was RMB11,320.9 million (US$1,785.8 million). Total short-term debt was RMB6,793.1 million (US$1,071.6 million), comprised of short-term borrowings and the current portion of long- term borrowings of RMB6,242.3 million (US$984.7 million) and the current portion of finance lease and other financing obligations of RMB550.8 million (US$86.9 million). Total long-term debt was RMB33,983.9 million (US$5,360.8 million), comprised of long-term borrowings (excluding current portion) of RMB19,594.1 million (US$3,090.9 million), convertible bonds of RMB5,804.5 million (US$915.6 million) and the non-current portion of finance lease and other financing obligations of RMB8,585.4 million (US$1,354.3 million). During the first quarter of 2022, the Company obtained new debt financing and re-financing facilities of RMB3,369.5 million (US$531.5 million), and further raised $US620 million from a convertible bond issuance.

Recent Developments

Shenzhen 11 Acquisition

The Company has recently completed its previously announced acquisition of 100% equity interest in a target company which has developed a data center in the Longhua District of Shenzhen, Shenzhen 11 (“SZ11”). SZ11 will yield a net floor area of approximately 7,089 sqm. It is a scarce resource in a Tier 1 core location which the Company believes is highly marketable.

Partnership with YTL for green data center campus development in Johor, Malaysia

The Company recently signed a partnership with YTL Power International Berhad ("YTL Power”), an international multi-utility infrastructure group, to co-develop 168 MW of data center capacity, across 8 individual data center facilities, at the upcoming YTL Green Data Center Park in Johor, Malaysia. The first phase of the co-development will enter service in 2024. YTL Green Data Center Park (“the Park”) is a visionary project initiated by YTL Data Center Holdings Pte. Ltd., a wholly-owned subsidiary of YTL Power. Located in Kulai, Johor, approximately 30 kilometres from the cities of Johor Bahru and Singapore, the Park will comprise 500 MW of total data center capacity integrated with an equivalent amount of solar power generation. It is the first hyperscale data center campus in Malaysia to be powered by on-site renewable energy. GDS’s presence at the YTL Green Data Center Park will complement its hyperscale data center projects at Nusajaya Tech Park, Johor, Malaysia and Nongsa Digital Park, Batam, Indonesia.

Ulanqab 1 to become a B-O-T joint venture data center

The Company recently signed a share purchase agreement for the sale of a 49% equity interest in the project company of Ulanqab 1 (“UL1”), a build-operate-transfer (“B-O-T”) data center, under the new master joint venture agreement signed between GDS and GIC in the third quarter of 2021. Once the transaction is completed, UL1 will become the second B-O-T joint venture data center with GDS owning 51% equity interest and GIC owning 49%, after HL1 Phase 1 data center.

Business Outlook

The Company confirms that the previously provided guidance for total revenues of RMB9,320 – RMB9,680 million, adjusted EBITDA of RMB4,285 – RMB4,450 million and capex of around RMB12,000 million for the year of 2022 remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 p.m. U.S. Eastern Time on May 18, 2022 (8:00 a.m. Beijing Time on May 19, 2022) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-833-239-5565

International:	+65-6713-5590

Hong Kong:	+852-3018-6771

Mainland China:	400-820-5286

Conference ID:	1699103

Participants should dial in at least 15 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until May 26, 2022 09:59 AM U.S. ET by dialing:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong:	+852-3051-2780

Mainland China:	400-820-9035

Replay Access Code:	1699103

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 21-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2021	As of March 31, 2022
	RMB	RMB	US$
Assets
Current assets
Cash	9,968,109	11,320,911	1,785,830
Accounts receivable, net of allowance for doubtful accounts	1,732,686	2,313,110	364,884
Value-added-tax (“VAT”) recoverable	229,090	243,739	38,449
Prepaid expenses and other current assets	2,533,990	634,039	100,017
Total current assets	14,463,875	14,511,799	2,289,180

Property and equipment, net	40,623,503	43,012,296	6,785,023
Prepaid land use rights, net	634,953	23,462	3,701
Operating lease right-of-use assets	4,030,205	6,043,180	953,288
Goodwill and intangible assets, net	8,359,141	8,300,319	1,309,343
Other non-current assets	3,520,766	3,774,367	595,392
Total assets	71,632,443	75,665,423	11,935,927

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	5,948,013	6,242,273	984,694
Accounts payable	3,901,799	3,758,021	592,813
Accrued expenses and other payables	2,770,547	2,508,480	395,705
Operating lease liabilities, current	145,739	161,896	25,538
Finance lease and other financing obligations, current	699,145	550,831	86,891
Total current liabilities	13,465,243	13,221,501	2,085,641

Long-term borrowings, excluding current portion	18,284,514	19,594,061	3,090,887
Convertible bonds payable	1,895,846	5,804,509	915,639
Operating lease liabilities, non-current	1,883,560	1,966,985	310,284
Finance lease and other financing obligations, non-current	8,933,540	8,585,370	1,354,309
Other long-term liabilities	1,273,578	1,497,472	236,220
Total liabilities	45,736,281	50,669,898	7,992,980

Mezzanine equity
Redeemable preferred shares	958,480	954,346	150,544
Redeemable non-controlling interests	404,673	0	0
Total mezzanine equity	1,363,153	954,346	150,544

GDS Holdings Limited shareholders' equity
Ordinary shares	507	516	81
Additional paid-in capital	28,983,330	28,877,508	4,555,315
Accumulated other comprehensive loss	(599,186)	(612,516)	(96,622)
Accumulated deficit	(3,910,815)	(4,283,586)	(675,719)
Total GDS Holdings Limited shareholders' equity	24,473,836	23,981,922	3,783,055
Non-controlling interests	59,173	59,257	9,348
Total equity	24,533,009	24,041,179	3,792,403

Total liabilities, mezzanine equity and equity	71,632,443	75,665,423	11,935,927

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares and per share data)

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Net revenue
Service revenue	1,704,492	2,185,857	2,243,535	353,909
Equipment sales	1,475	1,520	59	9
Total net revenue	1,705,967	2,187,377	2,243,594	353,918
Cost of revenue	(1,309,115)	(1,700,104)	(1,757,177)	(277,188)
Gross profit	396,852	487,273	486,417	76,730

Operating expenses
Selling and marketing expenses	(35,695)	(42,101)	(41,555)	(6,555)
General and administrative expenses	(231,099)	(280,744)	(299,712)	(47,278)
Research and development expenses	(9,293)	(12,422)	(9,767)	(1,541)
Income from operations	120,765	152,006	135,383	21,356
Other income (expenses):
Net interest expenses	(357,670)	(442,828)	(453,481)	(71,535)
Foreign currency exchange gain (loss), net	1,202	(3,932)	(4,720)	(745)
Gain from purchase price adjustment	0	7,010	0	0
Others, net	16,309	37,194	21,533	3,397
Loss before income taxes	(219,394)	(250,550)	(301,285)	(47,527)
Income tax expenses	(59,343)	(62,332)	(71,968)	(11,353)
Net loss	(278,737)	(312,882)	(373,253)	(58,880)
Net loss (income) attributable to non-controlling interests	0	911	(173)	(27)
Net loss (income) attributable to redeemable non-controlling interests	1,996	(3,917)	655	103
Net loss attributable to GDS Holdings Limited shareholders	(276,741)	(315,888)	(372,771)	(58,804)
Accretion to redemption value of redeemable non-controlling interests	(11,970)	(22,533)	(10,801)	(1,704)
Adjustment to the redemption value of redeemable non-controlling interests	0	0	(178,982)	(28,234)
Net loss available to GDS Holdings Limited shareholders	(288,711)	(338,421)	(562,554)	(88,742)
Cumulative dividend on redeemable preferred shares	(12,183)	(12,267)	(11,912)	(1,879)
Net loss available to GDS Holdings Limited ordinary shareholders	(300,894)	(350,688)	(574,466)	(90,621)

Loss per ordinary share
Basic and diluted	(0.21)	(0.24)	(0.39)	(0.06)

Weighted average number of ordinary share outstanding
Basic and diluted	1,445,786,554	1,459,816,733	1,460,918,179	1,460,918,179

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Net loss	(278,737)	(312,882)	(373,253)	(58,880)
Foreign currency translation adjustments, net of nil tax	26,123	(70,816)	(13,419)	(2,117)
Comprehensive loss	(252,614)	(383,698)	(386,672)	(60,997)
Comprehensive loss (income) attributable to non-controlling interests	0	1,074	(84)	(13)
Comprehensive loss (income) attributable to redeemable non-controlling interests	1,996	(3,917)	655	103
Comprehensive loss attributable to GDS Holdings Limited shareholders	(250,618)	(386,541)	(386,101)	(60,907)

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Net loss	(278,737)	(312,882)	(373,253)	(58,880)
Depreciation and amortization	560,220	739,176	781,756	123,319
Amortization of debt issuance cost and debt discount	35,942	63,325	40,547	6,396
Share-based compensation expense	108,111	90,906	92,977	14,667
Gain from purchase price adjustment	0	(7,010)	0	0
Others	(13,135)	(27,042)	4,501	710
Changes in operating assets and liabilities	(436,598)	(140,378)	(791,258)	(124,818)
Net cash (used in) provided by operating activities	(24,197)	406,095	(244,730)	(38,606)

Purchase of property and equipment and land use rights	(2,274,905)	(2,313,896)	(2,161,747)	(341,007)
Payments related to acquisitions and investments	(32,805)	(415,746)	(2,770,277)	(437,000)
Net cash used in investing activities	(2,307,710)	(2,729,642)	(4,932,024)	(778,007)

Net proceeds from financing activities	938,433	4,118,458	4,610,815	727,338
Net cash provided by financing activities	938,433	4,118,458	4,610,815	727,338
Effect of exchange rate changes on cash and restricted cash	46,069	8,790	(5,920)	(934)

Net (decrease) increase of cash and restricted cash	(1,347,405)	1,803,701	(571,859)	(90,209)
Cash and restricted cash at beginning of period	16,492,929	10,222,666	12,026,367	1,897,113
Cash and restricted cash at end of period	15,145,524	12,026,367	11,454,508	1,806,904

GDS HOLDINGS LIMITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for percentage data)

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Gross profit	396,852	487,273	486,417	76,730
Depreciation and amortization	496,939	632,779	658,878	103,935
Operating lease cost relating to prepaid land use rights	1,259	1,249	1,918	303
Accretion expenses for asset retirement costs	1,834	1,483	1,602	253
Share-based compensation expenses	31,147	25,613	25,833	4,075
Adjusted GP	928,031	1,148,397	1,174,648	185,296
Adjusted GP margin	54.4%	52.5%	52.4%	52.4%

GDS HOLDINGS LIMITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for percentage data)

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Net loss	(278,737)	(312,882)	(373,253)	(58,880)
Net interest expenses	357,670	442,828	453,481	71,535
Income tax expenses	59,343	62,332	71,968	11,353
Depreciation and amortization	560,220	739,176	781,756	123,319
Operating lease cost relating to prepaid land use rights	9,506	10,553	22,625	3,569
Accretion expenses for asset retirement costs	1,834	1,483	1,602	253
Share-based compensation expenses	108,111	90,906	92,977	14,667
Gain from purchase price adjustment	0	(7,010)	0	0
Adjusted EBITDA	817,947	1,027,386	1,051,156	165,816
Adjusted EBITDA margin	47.9%	47.0%	46.9%	46.9%